You May Vote Your Proxy When You View The Material On The Internet. You Will Be Asked To Follow The Prompts To Vote Your Shares.

ZAPP ELECTRIC VEHICLES GROUP LIMITED
c/o Continental Proxy Services
1 State Street, New York NY 10004

ZAPP ELECTRIC VEHICLES GROUP LIMITED

87/1 Wireless Road, 26/F Capital Tower
All Seasons Place, Lumpini,
Patumwan Bangkok 10330, Thailand

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON APRIL 11, 2024

*Shareholders are cordially invited to attend the virtual Annual General Meeting.

Dear Shareholder,

The 2024 Annual General Meeting of Shareholders of Zapp Electric Vehicles Group Limited ("Zapp" or the "Company") will be held virtually at **https://www.cstproxy.com/zappev/sm2024** on April 11, 2024 at 2:00 p.m. Greenwich Mean Time (10 a.m. U.S. Eastern Daylight Time).

Proposals to be considered at the Annual General Meeting:

(1) As an ordinary resolution, to approve a consolidation of the Company's authorised share capital by a ratio of 20:1 (the "Reverse Stock Split"), to be effective on a date to be determined by the Company's Board of Directors, so that the Company's authorised share capital be amended as follows:

From: US$50,000 divided into 500,000,000 ordinary shares of a nominal or par value of US$0.0001 each;

To: US$50,000 divided into 25,000,000 ordinary shares of a nominal or par value of US$0.002 each, having the rights and subject to the restrictions set out in the Amended and Restated Memorandum and Articles of Association proposed to be adopted pursuant to resolution 2 below.

(2) As a special resolution, that the existing Memorandum and Articles of Association of the Company be and are hereby replaced in their entirety with a new Memorandum and Articles of Association, reflecting the Reverse Stock Split, a copy of which is available via the internet link for Proxy Materials provided here.

Our Board of Directors unanimously recommends a vote "FOR" each of Proposal 1 and Proposal 2 above.

Your electronic vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed, dated, and returned the proxy card.

Vote during the Meeting –
If you plan to attend the virtual online annual meeting, you will need your 12 digit control number to vote electronically during the annual meeting. To attend the annual meeting, visit:
https://www.cstproxy.com/zappev/sm2024

Vote Your Proxy on the Internet:
https://www.cstproxyvote.com
Have your notice available when you access the above website. Follow the prompts to vote your shares.

CONTROL NUMBER

The Proxy Materials are available for review at:
https://www.cstproxy.com/zappev/sm2024

ZAPP ELECTRIC VEHICLES
GROUP LIMITED
87/1 Wireless Road, 26/F Capital Tower
All Seasons Place, Lumpini,
Patumwan Bangkok 10330, Thailand

Important Notice Regarding the Availability of Proxy Materials
For the 2024 Annual General Meeting of Shareholders to be Held on April 11, 2024

The following Proxy Materials are available to you to review at:
https://www.cstproxy.com/zappev/sm2024

- the Company's Annual Report for the year ended September 30, 2023
- the proposed Amended and Restated Memorandum and Articles of Association;
- the Proxy Card.
- any amendments to the foregoing materials that are required to be furnished to shareholders

This is not a ballot. You cannot use this notice to vote your shares. This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We encourage you to access and review all of the important information contained in the proxy materials before voting.

If you would like to receive a paper or e-mail copy of these documents, you must request one. There is no charge for such documents to be mailed to you. Please make your request for a copy as instructed below on or before April 1, 2024 to facilitate a timely delivery. You may also request that you receive paper copies of all future proxy materials from the Company.

ACCESSING YOUR PROXY MATERIALS ONLINE

Have this notice available when you request a paper copy of the proxy materials or to vote your proxy electronically. You must reference your Control number.

REQUESTING A PAPER COPY OF THE PROXY MATERIALS

By telephone please call 1-888-266-6791, or

By logging on to https://www.cstproxy.com/zappev/sm2024 or

By email at: proxy@continentalstock.com

Please include the company name and your control number in the subject line.